CORRESPONDENCE

O’Melveny & Myers LLP	T: +86 10 6563 4200
Yin Tai Centre, Office Tower	F: +86 10 6563 4201
37th Floor	omm.com
No.2 Jianguomenwai Avenue
Beijing 100022

February 22, 2019

Ms. Jessica Livingston

Ms. Pam Long

Mr. Stephen Kim

Mr. Robert Klein

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: UP Fintech Holding Limited (CIK No. 0001756699)

Response to the Staff’s Comment on the Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially Submitted on January 11, 2019

Dear Ms. Livingston, Ms. Long, Mr. Kim and Mr. Klein:

On behalf of our client, UP Fintech Holding Limited, an exempted company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated February 13, 2019 on the Company’s Amendment No. 1 confidentially submitted on January 11, 2019 (the “Amendment No. 1”) to the draft registration statement confidentially submitted on November 20, 2018 (the “Draft Registration Statement”). The Staff’s comment is repeated below in bold and is followed by the Company’s responses.

Concurrently with the submission of this letter, the Company is submitting its filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for the Staff’s review pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The Company has updated the Amendment No. 1 to include the Company’s audited financial information as of December 31, 2018 and to include other recent developments.

To facilitate the Staff’s review, we have separately delivered to the Staff five courtesy copies of the Registration Statement, marked to show changes to the Amendment No. 1.

In accordance with the JOBS Act and the Fixing America’s Surface Transportation Act, the Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and Amendment No. 1 thereto that were previously submitted for the Staff’s confidential review, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s prompt review of this filing to allow the Company to meet its timeline.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on January 11, 2019

Note 9. Equity Interest with Preferential Rights, page F-31

We note your response to comment 17, in which you state that the Company would be required to re-measure the preferred shares to the redemption amount when there is a more than remote chance that a Qualified IPO would not be completed. Based on your response, it is not clear how the Company determined that there is only a remote chance that a Qualified IPO would not be completed at each balance sheet date. In this regard, we concur with your view, as provided in your correspondence, that the IPO is not within the control of the Company. Please revise your accounting treatment to be consistent with paragraphs 14 and 15 of ASC 480-10-S99-3A or explain, in sufficient detail, how you determined that there is only a remote chance that a Qualified IPO would not be completed at each balance sheet date given all of the factors that are outside of the control of the Company.

The Company respectfully advises the staff that the previous response dated January 11, 2019 in comment 17 should state that “However, the Company would be required to re-measure such preferred shares to the redemption amount when there is a probable chance of becoming currently redeemable.”

The guidance in paragraphs 14 and 15 of ASC 480-10-S99-3A requires subsequent re-measurement of a mezzanine equity-classified instrument to its redemption value if the instrument is either (i) currently redeemable or (ii) probable of becoming currently redeemable. According to the preferred share agreements, the redemption date is February 21, 2022. Therefore, these preferred shares were not currently redeemable as of December 31, 2016 or 2017. In addition, the probability of the preferred shares becoming redeemable is contingent on a variety of factors and considerations that are both within and outside the direct control of the Company. Important factor that we considered is that the Company has kicked off its IPO for the US listing in August 2018. The Company initiated its US IPO process where the Company issued its fiscal year ended December 31, 2016 and 2017 financial statements under the US GAAP for the first time in November 2018 and the IPO is expected to be completed in early 2019. The Company has also considered its operation performance and business outlook and industry trend, in general, in the capital market and has the intention and ability to complete its IPO before 2022. During its fiscal year 2018, the Company successfully raised US$77,321,005 additional financing from investors. This demonstrates investor’s confidence in the Company and evidences less than probable chance to redeem their shares. Considering the aforementioned, the Company does not believe that these preferred shares were probable of becoming currently redeemable at the end of each of the fiscal years presented, thus not subsequently adjusted to its redemption value.

If you have any questions regarding the Registration Statement, please contact the undersigned by telephone at +86 1391 093 9617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com, Li Han, by telephone at +852 3512 4018 or via email at lhan@omm.com, John Fei Zeng by telephone at +86 10 5681 3666-3601 or via email at john.zeng@itiger.com, or Yan Wang, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7162 or via email at xinywang@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures.

cc:                                Tianhua Wu, Chief Executive Officer of the Company

John Fei Zeng, Chief Financial Officer of the Company

Li Han, Esq., Partner, O’Melveny & Myers LLP

Yan Wang, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP